METALLINE MINING COMPANY
1330 E. Margaret Avenue
Coeur d’Alene, Idaho 83815
September 7, 2007
Via Edgar Filing and Facsimile
Mr. Ryan Milne
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Metalline Mining Company
Form 8-K Filed September 5, 2007
File No. 001-33125
Dear Mr. Milne:
Metalline Mining Company (the “Company”) has transmitted for filing Form 8-K/A pursuant to the Securities Exchange Act of 1934.
This letter is in response to your letter of September 6, 2007. The Company has provided information in response to your comments as set forth below.
1.	Comment: Please revise to disclose that your audit report on the financial statements as of and for the year ended October 31, 2005, contained an explanatory paragraph concerning your ability to continue as a going concern.

Response: The requested change has been made. See paragraph 3 of the Form 8-K/A.

2.	Comment: Please furnish a letter from your former accountant as Exhibit 16, indicating whether or not they agree with your disclosures in the amended Form 8-K.

Response: The requested letter from our former accountant has been provided as Exhibit 16 to the Form 8-K/A.

Mr. Ryan Milne
September 7, 2007

We acknowledge that:
s	we are responsible for the adequacy and accuracy of the disclosure in the filing;

s	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

s	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We confirm that we are aware of our responsibilities under the Exchange Act as it relates to the filing of a Form 8-K. We understand that the filing of the Form 8-K/A is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.
Respectfully submitted
METALLINE MINING COMPANY
/s/ Merlin Bingham
Merlin Bingham, President